Mail Stop 4561   August 21, 2008

David Gladstone, Chief Executive Officer
Gladstone Commercial Corporation
1521 Westbranch Drive
Suite 200
Mclean, VA 22102

          Re: Gladstone Commercial Corporation
                    Form 10-K for the year ended December 31, 2007
                    Filed February 27, 2008
                    Schedule 14A
                    Filed March 10, 2008
                    File No. 001-33097

Dear Mr. Gladstone:

          We have completed our review of your Form 10-K and related filings and do not,
at this time, have any further comments.

                                        Sincerely,

                                        Tom Kluck
                                        Legal Branch Chief